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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	Expires: May 31, 2025
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FORM 12b-25	SEC FILE NUMBER
000-27055

CUSIP NUMBER
NOTIFICATION OF LATE FILING	13765D109

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CannaPharmaRX, Inc.
Full Name of Registrant

Former Name if Applicable

302, 3204—Rideau Place SW
Address of Principal Executive Office (Street and Number)

Calgary, Alberta, Canada T2S1Z2
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Constantine Nkafu	(403)	637-0420
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended March 31, 2025 and 2024, we reported revenue of $335,319 and $25,839, respectively. Product sales of medical cannabis commenced during early 2024 and increased during latter part of 2024. During the three months ended March 31, 2025, we recognized revenue of $307,629 (2024 - $nil) from sale of cannabis products to Adjupharm GmbH, a pharmaceutical company based in Germany. This comprised of the majority of the revenues generated during the three months ended March 31, 2025.

During the three months ended March 31, 2025 and 2024, we reported a gross loss of $502,607 and $437,409, respectively. The gross loss increased in 2025 from 2024 primarily due to the inclusion of impairment of inventory of $479,933 in cost of goods sold offset by an increase in revenue of $309,480 during the three months ended March 31, 2025.

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CannaPharmaRX, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Oliver Foeste
Oliver Foeste
Chief Financial Officer

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